EXHIBIT 20




                                     FOR IMMEDIATE RELEASE
                                     June 28, 1996


ZURN ANNOUNCES AGREEMENT TO SELL LYNX GOLF


Erie, PA...Zurn Industries, Inc. (NYSE: ZRN) announced today that it has agreed to sell its Lynx Golf business to a group of private investors including Fred Couples. Headquartered in the Los Angeles area, Lynx Golf manufactures and markets Black Cat irons and metal woods. Terms of the sale agreement were not disclosed.

Announcing the agreement, Zurn Chairman Robert R. Womack said, "We are pleased to have arrived at this agreement pursuant to the April 23 announcement of our plan to sell Zurn's Lynx Golf and Mechanical Power Transmission businesses and to focus our resources and management attention on enhancing the value of Zurn's core businesses. Our emphasis will be on growing and developing our Plumbing Products business."

Zurn Industries, Inc. is an industry leader in manufacturing and marketing plumbing products, in supplying equipment and engineering services for small to mid-size power generation plants and in providing construction services.

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Contact: Steve Adams
ZURN INDUSTRIES, INC.
Erie, PA 814/452-2111













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